787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 1, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Healthcare and WellnessRx Trust

Investment Company Act File No. 811-22021

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare and WellnessRx Trust (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission the Fund’s Registration Statement on Form N-2.

Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

Enclosures

cc:	Bruce N. Alpert, The Gabelli Healthcare and WellnessRx Trust

Agnes Mullady, The Gabelli Healthcare and WellnessRx Trust

Wayne C. Pinsent, The Gabelli Healthcare and WellnessRx Trust

Andrea Mango, Esq., The Gabelli Healthcare and WellnessRx Trust

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

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